Exhibit 99.4

Orion Engineered Carbons S.A.
Société à responsabilité limitée
Registered office: 6, route de Trèves
L-2633 Senningerberg
Grand Duchy of Luxembourg
R.C.S. Luxembourg: B 160.558
(the “Company”)
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Report of the Board of Directors of the Company to the General Meeting of Shareholders with respect to the waiver of the preferential subscription right of shareholders in the framework of the renewal of the company’s authorized capital

Ladies and Gentlemen,
On 28 July 2014 an extraordinary General Meeting of Shareholders of the Company resolved, among other things, to create an authorized share capital of the Company for future share issuances, which-excluding the issued share capital-amounts to EUR 29,817,500 and allows for the issuance of 29,817,500 additional new common shares with no par value within a period of five years from the creation of such authorized share capital (the “Authorized Share Capital”).
At an extraordinary General Meeting of Shareholders to be held on or about 16 April 2018 (the “2018 General Meeting of Shareholders”) it will be proposed to the shareholders, among other things, to renew the Authorized Share Capital for another period of five years from the 2018 General Meeting of Shareholders and, in particular, to authorize during such period the board of directors of the Company (the “Board of Directors”) to issue common shares, to grant options, to subscribe for common shares and to issue any other instruments giving access to common shares, within the limit of the Authorized Share Capital to such persons and on such terms as it shall see fit, and specifically to proceed to such issue by cancelling or limiting the existing shareholders’ preferential rights to subscribe for the new common shares to be issued by the Company. The renewed Authorized Share Capital, excluding the issued share capital of the Company, shall remain twenty-nine million eight hundred seventeen thousand five hundred euro (EUR 29,817,500), consisting of twenty-nine million eight hundred seventeen thousand five hundred (29,817,500) common shares with no par value.
The Board of Directors thus requests to be granted authorization to issue shares within the renewed Authorized Share Capital mechanism described above, with or without reserving to holders of shares a preferential right to subscribe for such shares.
Such authorization granted by the 2018 General Meeting of Shareholders to the Board of Directors to suppress or limit the preferential subscription rights of existing shareholders for another period of five (5) years starting on the 2018 General Meeting of Shareholders requires the issuance of a report by the Board of Directors, detailing the justifications for such powers, pursuant to article 420-26 (5) of the Luxembourg law of 10 August 1915, governing commercial companies, as amended.

1.
The Company has been incorporated as a société à responsabilité limitée on 13 April 2011 with a share capital of EUR 12,500, and was converted into a société anonyme with a share capital of EUR 59,635,126 represented by 59,635,126 common shares with no par value on 28 July 2014.

The Company is part of a group of companies engaging in the carbon black business in multiple jurisdictions and serves as the holding company of Orion Engineered Carbons Holdings GmbH and its subsidiaries (including the Company, the “OEC Group”).
In order to raise awareness of OEC Group’s brands in global markets and to increase its financial flexibility in the future, thereby supporting OEC Group’s growth strategy, the Company’s shares have been offered for the first time to the public in the United States of America in July 2014, and were listed on the New York Stock Exchange (the “IPO”).
In connection with the IPO and for the purpose of aligning the interests of the Company’s current or prospective employees or, solely with respect to their final year of service, former employees and consultants (together the “Omnibus Participants”) with the interest of the shareholders of the Company to create long-term sustainable growth of the Company’s value in order to achieve ambitious clearly defined performance targets, an option incentive plan (the “Omnibus Plan”) has been put in place. Pursuant to such plan, the Omnibus Participants, under certain conditions, will be entitled to, among other things, cash-based or stock-based Awards (as defined in the Omnibus Plan) in accordance with the terms and conditions of the Omnibus Plan.
In connection with the IPO and for the purpose of aligning the interests of the Company’s non-employee directors (together the “Non-Employee Participants”) with the interest of the shareholders of the Company to create long-term sustainable growth of the Company’s value in order to achieve ambitious clearly defined performance targets, an option incentive plan (the “Non-Employee Plan”) has been put in place. Pursuant to such plan, the Non-Employee Participants, under certain conditions, will be entitled to, among other things, cash-based or stock-based Awards (as defined in the Non-Employee Plan) in accordance with the terms and conditions of the Non-Employee Plan.

2.
The Non-Employee Plan and the Omnibus Plan have been approved by the Board of Directors on 29 July 2014 and by an extraordinary General Meeting of Shareholders of the Company held on 28 July 2014. It is intended that such or similar plans continue in the future, as determined from time to time by the Board of Directors.

3.
In addition to uses of the Authorized Share Capital in connection with the plans described above, the powers under the Authorized Share Capital could be used in circumstances where the Company contemplates issuing shares, or other securities in the interest of the Company, where the convening of a general meeting of shareholders would be undesirable or not appropriate. Such circumstances could for instance arise when it appears to be necessary to be able to rapidly issue new shares in order to respond quickly to ongoing transactions involving the Company, when there is a financing need, when a prior convening of a General Meeting of Shareholders would lead to an untimely execution of a given transaction, which could be in the disadvantage of the Company, or when due to the urgency of the situation it appears that a capital increase within the framework of the Authorized Share Capital is necessary in the interests of the Company.

4.
The above described transactions may require several issuances of new shares to be executed in several stages and with the participation of different existing or new shareholders of the Company. The Board of Directors is of the opinion that it would be beneficial for the Company to continue to be able to issue new shares for another period of five years without reserving a preferential subscription right to existing shareholders, in order to allow a maximum of flexibility in the choice of the implementation of the above described and any follow up transactions. The Board of Directors is further of the opinion that the existence of a preferential subscription right for the benefit of the existing shareholders will seriously reduce the flexibility of the Company to carry out the above transactions in the most efficient and timely manner and, in addition, would risk delaying any increases of share capital and issues of new shares at a moment or during a transaction where time may be of essence. Accordingly, it would be beneficial for the Company to be able to issue new shares without reserving a preferential subscription right in the cases outlined above.

5.
The issues of shares discussed above will be made at accounting par value, and as the case may be, with or without issue premium and with or without reserving a preferential subscription right to the existing shareholders.

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(Signature page follows)

Signature page in relation to the report

OF THE BOARD OF DIRECTORS OF THE COMPANY TO THE GENERAL MEETING OF SHAREHOLDERS WITH RESPECT TO THE WAIVER OF THE PREFERENTIAL SUBSCRIPTION RIGHT OF SHAREHOLDERS IN THE FRAMEWORK OF THE RENEWAL OF THE COMPANY’S AUTHORISED CAPITAL

Luxembourg, on 1 March 2018.

For and on behalf of the Board of Directors.

/s/ Dan F. Smith Name: Mr. Dan F. Smith Title: Director	/s/ Paul Huck Name: Mr. Paul Huck Title: Director
/s/ Hans-Dietrich Winkhaus Name: Mr. Hans-Dietrich Winkhaus Title: Director	/s/ Romeo Kreinberg Name: Mr. Romeo Kreinberg Title: Director
/s/ Didier Miraton Name: Mr. Didier Miraton Title: Director	/s/ Marc Jean Pierre Faber Name: Mr. Marc Jean Pierre Faber Title: Director